Firm hopes to tap biodiesel market

Bard Holding is about to begin construction of the first phase of its plant in Falls.

By JOHN ANASTASI
STAFF WRITER

With an initial public offering looming in the next few months, green energy startup Bard Holding Inc. is pushing to build at least the first phase of its biodiesel plant at Falls' Keystone Industrial Port Complex.

Proving to potential investors that the company's patent-pending technology works could help ensure the stock offering generates the capital Bard needs to ramp up its operation, company officials believe.

"We need to show the world we can grow algae on a commercial scale using a photo bioreactor," Bard founder Surajit Khanna said Tuesday.

The company announced Tuesday that it is about to start building the first of six so-called modules where algae will feed on carbon dioxide and grow in wastewater. The modules, which include a framework of 20-foot-high pipes, will be located inside an existing building in the port complex.

Once it receives a final approval from Falls, which could come in the next two weeks, Bard plans to begin construction of the first module. By the end of April, it could be finished.

"There's a great retail market for this," said Stephen Laskero, Bard's vice president. "It's not experimental."

Current diesel vehicles do not need to be reconditioned to have biodiesel mixed with their traditional fuel, Laskero said. "It's a new source of energy ... with no modification to the current infrastructure," he added.

It will take 12 to 18 workers — lab techs, analysts, engineers and administrators — to run the pilot plan for six modules, but the facility could eventually provide enough work for more than 600 people, Khanna said.

"There's a $60 billion market for biodiesel," said Laskero, who added that the facility could produce up to 60 million gallons of algae-based biodiesel

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